Exhibit 99.1

HARRISON GLOBAL HOLDINGS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

HARRISON GLOBAL HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
As of March 31, 2025 (unaudited) and September 30, 2024
(Yen in thousands, except share data)

	March 31,	September 30,
	2025	2024
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	¥70,774	¥148,639
Accounts receivable, net	5,980	7,292
Other receivables	—	7,209
Related party receivables	—	555
Short-term loan receivable - Related party	121,971	200,362
Prepaid expenses	30,166	61,508
Income tax receivable	—	637
Deferred costs	134,194	176,264
Deferred offering costs	140,920	—
Other current assets	21,877	10,103
Total Current Assets	525,882	612,569
Non-current Assets:
Right-of-Use assets	7,685	10,465
Property and equipment, net	263	361
Intangible assets, net	96,496	105,278
Other assets	330	330
Total Assets	¥630,656	¥729,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	¥55,416	¥79,096
Other payable	13,943	5,843
Related party payables	10,127	2,041
Deferred revenue	102,124	119,335
Current portion of lease liabilities	5,453	5,414
Current portion of long-term debt	6,240	6,240
Total Current Liabilities	193,303	217,969
Non-current Liabilities:
Long-term debt	20,280	23,400
Lease Liabilities	1,638	4,375
Total Liabilities	215,221	245,744
SHAREHOLDERS’ EQUITY:
Share capital	—	—
Ordinary shares, $0.00000002 par value – 2,500,000,000,000 shares authorized and 14,650,936 and 13,429,800 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively*
Additional paid-in capital	857,231	720,771
Subscription Receivable	(3,150)	—
Accumulated deficit	(438,646)	(237,512)
Total shareholders' Equity	415,435	483,259
Total Liabilities & Stockholders' Equity	¥630,656	¥729,003

*	The number of shares presented above is adjusted retrospectively to reflect the reorganization described in Note 1 of the accompanying notes and the 1 for 5,000 sub-division effected on December 11, 2023.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

HARRISON GLOBAL HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Six Months Ended March 31, 2025 and 2024
(Yen in thousands, except share and per share data)

	Six Months Ended March 31,
	2025	2024
Revenue:
Revenue	¥78,890	¥112,726
Revenue - Investment Distribution	3,191	6,604
Revenue - related party	2,413	3,047
Total Revenue	84,494	122,377
Costs and Expenses:
Cost of revenue	65,034	66,446
Cost of revenue - related party	3,609	15,404
Selling, General and Administrative Expenses	191,857	52,215
Selling, General and Administrative Expenses - related party	2,706	59
Depreciation and amortization	8,881	6,635
Total Costs and Expenses	272,087	140,759
Operating Loss	(187,593)	(18,382)
Interest income - related party	1,609	—
Other income	6,713	58
Other income - related party	2,715
Interest expenses	(134)	(91)
Interest expenses - related party	—	(1)
Miscellaneous expenses	(24,444)	—
Loss before income taxes	(201,134)	(18,416)
Income taxes	—	—
Net Loss	¥(201,134)	¥(18,416)
Net loss per share attributable to common stockholders, basic and diluted	¥(14.14)	¥(1.65)
Weighted-average shares outstanding used to compute net loss per share, basic and diluted*	14,226,502	11,185,000

*	Giving retroactive effect to the 1 for 5,000 sub-division effected on December 11, 2023.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

HARRISON GLOBAL HOLDINGS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT) (UNAUDITED)
For the Six Months Ended March 31, 2025 and 2024
(Yen in thousands, except share data)

					Total
	Share Class		Additional		Shareholders’
	Ordinary Shares		Paid-In	Accumulated	Equity
	Shares*	Amount	Capital	Deficit	(Deficit)
Balance, September 30, 2023	11,185,000	¥—	¥245,340	¥(16,489)	¥228,851
Net loss	—	—	—	(18,416)	(18,416)
Balance, March 31, 2024	11,185,000	¥—	¥245,340	¥(34,905)	¥210,435

						Total
	Share Class		Additional			Shareholders’
	Ordinary Shares		Paid-In	Subscription	Accumulated	Equity
	Shares*	Amount	Capital	Receivable	Deficit	(Deficit)
Balance, September 30, 2024	13,429,800	¥—	¥720,771	¥—	¥(237,512)	¥483,259
Cash issuance of shares	295,000	—	13,301	(3,150)	—	10,151
Share-based compensation	926,136	—	123,159	—	—	123,159
Net loss	—	—	—	—	(201,134)	(201,134)
Balance, March 31, 2025	14,650,936	¥—	¥857,231	¥(3,150)	¥(438,646)	¥415,435

*	Giving retroactive effect to the 1 for 5,000 sub-division effected on December 11, 2023.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

HARRISON GLOBAL HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Six Months Ended March 31, 2025 and 2024
(Yen in thousands)

	Six Month Ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	¥(201,134)	¥(18,416)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	11,661	6,635
Foreign currency translation gains	(7,129)	—
Changes in Operating Assets and Liabilities:
Accounts Receivable	9,076	(7,751)
Short-term loan Receivable	78,391	—
Prepaid expenses and other current assets	19,568	(4,450)
Deferred costs	42,070	(18,308)
Other Assets	637	—
Accounts payable and accrued expenses	(7,495)	17,898
Other current liabilities	(17,212)	87,428
Net cash (used in)/provided by operating activities	(71,567)	63,036
Cash flows from investing activities:
Purchase of intangible assets – participation rights	—	(79,950)
Net cash used in investing activities	—	(79,950)
Cash flows from financing activities
Proceeds from cash issuance of shares	10,151	—
Payment of deferred offering costs	(17,761)	(41,351)
Repayments of long-term debt	(3,120)	(1,020)
Repayment of lease liabilities	(2,697)	(1,600)
Proceeds from a loan from related party	—	30,000
Net cash (used in)/provided by financing activities	(13,427)	(13,971)
Effect of exchange rate change on cash and cash equivalents	7,129	—
Net (decrease)/increase in cash and cash equivalents	(77,865)	(30,885)
Cash and cash equivalents at beginning of period	148,639	59,955
Cash and cash equivalents at end of period	¥70,774	¥29,070

Supplemental disclosures of cash flow information:
Cash paid for interest	¥134	¥92
Cash paid for income taxes	—	—

The accompanying notes are an integral part of the unaudited consolidated financial statements.

HARRISON GLOBAL HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
For the Six Months Ended March 31, 2025 and 2024

1. Nature of Operations

Harrison Global Holdin Inc. (“the Company”) was incorporated on April 14, 2023 to act as the holding company of Kabushiki Kaisha BloomZ, which is a limited liability company organized under the laws of Japan and an operating entity in Japan (“BloomZ Japan”). BloomZ Japan is an audio producing and voice actor managing company, which aims to promote voice acting to the world stage, as an essential component of animation and an aspect of Japanese culture. Since BloomZ Japan’s inception in 2017, it has been devoting itself to providing audio production services as well as voice acting educational services to Japanese youths who wish to become professional voice actors.

At incorporation, the Company issued 5,000 Ordinary Share with a par value of $0.00000002 per share. On April 24, 2023, as part of its reorganization, the Company entered into a share exchange agreement with BloomZ Japan and its shareholders and acquired 1,570 shares of BloomZ Japan’s ordinary shares from its shareholders in exchange for the Company’s 7,845,000 Ordinary Shares. After the share exchange, BloomZ Japan became a wholly owned subsidiary of the Company.

The reorganization involves entities under common control. Under the guidance in ASC 805-50, for transactions between entities under common control, the assets, liabilities, and results of operations are recognized at their carrying amounts on the date of the share exchange agreement, which required retrospective combination of BloomZ Japan and Harrison Global Holdings Inc. The Company’s consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods presented rather than from the incorporation. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share. This presentation reflects the economic substance of the companies, which were under common control throughout the relevant period as a single economic enterprise although legal parent-subsidiary relationships were not established.

Stock Split - On December 11, 2023, the Company’s shareholders approved a sub-division of the Company’s authorized and issued Ordinary Shares at a ratio of 1:5,000, which became effective on December 11, 2023. As a result of the sub-division, the authorized share capital of the Company became US$50,000 divided into 2,500,000,000,000 shares of a par value of US$0.00000002 each, of which 11,185,000 Ordinary Shares were issued and outstanding after the sub-division.

Initial Public Offering - In July 2024, the Company completed its initial public offering (“IPO”) of 1,250,000 Ordinary Shares at a public offering price of $4.30 per share. The net proceeds to the Company from the IPO, after deducting underwriting discounts and estimated offering expenses payable by the Company, were ¥475,431 thousand.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited interim consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company primarily operates. The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going concern

The Company had a loss of ¥201,134 thousand and ¥18,416 thousand for the six months ended March 31, 2025 and 2024, respectively. The operating losses had resulted in an accumulated deficit of ¥438,646 thousand and ¥237,512 thousand as of March 31, 2025 and September 30, 2024, respectively.

The Company’s consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

The Company may consider obtaining additional financing in the future through the issuance of the Ordinary Shares, through other equity or debt financings, or other means. The Company, however, is dependent upon its ability to obtain new revenue generating customer contracts and secure equity and/or debt financing, and there are no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expense during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, useful lives of property and equipment and intangible assets, the impairment of long-lived assets and deferred costs, and valuation allowance against net deferred tax assets. Actual results could differ from those estimates.

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer (“CEO”), who reviews consolidated financial information for purposes of making operating decisions, assessing financial performance, and allocating resources. The Company’s CODM evaluates financial information on a consolidated basis. As of March 31, 2025 and September 30, 2024 and for the six months ended March 31, 2025 and 2024, there was no revenue or long-lived assets held outside of Japan.

Concentration of Customers and Vendors

For the six months ended March 31, 2025 and 2024, there were four customers and three customers who accounted for more than 10% of the Company’s total revenue. As of March 31, 2025 and September 30, 2024, there were two customers and three customers who accounted for more than 10% of the Company’s total account receivable.

For the six months ended March 31, 2025 and 2024, there were two vendors and three vendors who accounted for more than 10% of the Company’s total purchase, respectively. As of March 31, 2025 and September 30, 2024, there was one vendor and zero vendor who accounted for more than 10% of the Company’s total accounts payable, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity date of three months or less to be cash equivalents.

Accounts Receivable, Net

Accounts receivable primarily consist of amounts billed and currently due from customers, net of an allowance for credit losses, if recorded. When the Company has an unconditional right to payment, subject only to the passage of time, the right is treated as receivable. Fees billed in advance of the related contractual term represent contract liabilities and are presented as deferred revenue. Typical payment terms provide for customer payment within 30 days of the contract date.

Accounts receivable are subject to collection risk. The Company performs evaluations of its customers’ financial positions and generally extends credit on account, without collateral.

The estimate for the allowance for credit losses is based on the Company’s historical loss data and the aging of receivables. This estimate is adjusted for management’s assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes that historical loss information is a reasonable starting point to calculate the expected allowance for credit losses, given that the composition of the Company’s customers has remained constant. The Company recorded ¥264 thousand and ¥517 thousand as the allowance for credit loss as of March 31, 2025 and September 30, 2024, respectively. Provisions for the allowance for expected credit losses are recorded in selling, general and administrative expenses in the Consolidated Statements of Operations. The Company did not record the bad debt expenses for the six months ended March 31, 2025 and 2024.

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly related to an equity financing that is probably of successful completion until such financing is consummated. After the consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses in the Consolidated Statements of Operations in the period of determination.

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method, depending on the pattern of consumption of the economic benefits by asset class, over the estimated useful lives of the assets. The estimated useful lives are four years for computers and three years for furniture and fixtures. Repair and maintenance costs are expensed as incurred.

Intangible assets

Intangible assets with finite lives primarily consist of joint investments used to participate in future productions of anime. During the six months ended March 31, 2025 and 2024, the Company acquired zero project and 65% right in one project, respectively. The total project value was determined based on the estimated total production costs of the projects for voice recording and animation. Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, which is generally two years.

Impairment or Disposal of Long-Lived Assets

Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if the carrying amount is not recoverable when compared to the Company’s undiscounted cash flows and the impairment loss is measured based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Leases

Leases are principally comprised of operating leases for office space and equipment. The Company determines that a contract contains a lease if they obtain substantially all of the economic benefits of, and the right to direct the use of, an asset identified in the contract. For leases with terms greater than 12 months, the Company records a right-of-use asset and a lease liability representing the present value of future lease payments. The discount rate used to measure the lease asset and liability is determined at the beginning of the lease term using the rate implicit in the lease, if readily determinable, or our collateralized incremental borrowing rate. For those contracts that include fixed rental payments for both the use of the asset (“lease costs”) as well as for other occupancy or service costs relating to the asset (“non-lease costs”), the Company generally includes both the lease costs and non-lease costs in the measurement of the lease asset and liability.

Lease expenses and income for the Company’s operating leases are recognized on a straight-line basis over the lease term, with the exception of variable lease costs, which are expensed as incurred.

Foreign Currency

The Company uses Japanese yen as its reporting currency. The Company’s functional currency is Japanese yen. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the company at the fiscal year end foreign exchange rate, and gains and losses resulting from such remeasurement are included in foreign exchange gains (losses). Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period.

Revenue Recognition

The Company applies ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented in the consolidated financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, the Company follows a five-step model as follows:

1 — Identification of the contract with a customer

2 — Identification of the performance obligation in the contract

3 — Determination of the transaction price

4 — Allocation of the transaction price to the performance obligation in the contract

5 — Recognition of revenue when, or as, a performance obligation is satisfied

The Company’s revenue is primarily derived from audio production and the talent management business, the internet business, the workshop business, and investment distribution. The Company assesses the contract term as the period in which the parties to the contract have enforceable rights and obligations. Customer contracts are generally standardized and noncancelable for the duration of the stated contract term. Consumption taxes collected and remitted to tax authorities are excluded from revenue.

The Company may use third-party vendors to provide certain goods or services to its customers. The Company evaluates those relationships to determine whether revenue should be reported gross or net. The Company recognizes revenue on a gross basis where it acts as principal and controls the goods and services used to fulfill the performance obligations to the customer and on a net basis where it acts as an agent.

Regarding revenue derived from audio production and talent management business, the Company did not act as an agent during the six months ended March 31, 2025 and 2024 and concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified vendors, (ii) has the discretion to select the vendors and establish their price and duties, and (iii) bears the risk for services that are not fully paid for by customers.

Since the fiscal year ended September 30, 2024, the Company has been generating revenue from sales of novel games as part of its Internet business. The Company evaluated the relationships with retailers and recognized revenue on a gross basis when the Company acted as principal and recognized in net when the Company acted as an agent.

Audio production and talent management business:

Revenue from audio production and talent management business is recognized when promised goods or services are delivered to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The transaction price is generally fixed at contract inception. However, the transaction price may change when the actual amount of work performed by the voice actor differs from what was originally agreed due to retake and extra word count. The Company and the voice actor or voice actor’s management company negotiate and agree on the price.

VTuber Management (Internet) business:

Revenue from the internet business is primarily comprised of advertising revenue from voice actors’ real-time live streaming on various online platforms. Internet business revenue is recognized when advertisements are displayed on digital platforms. Revenue from the internet business also consists of sales of goods and merchandise featuring the virtual characters of voice actors. Revenue from sales of goods and merchandise is recognized upon delivery or when goods or merchandise is downloaded by the customer.

The transaction price for internet business is determined based on an agreed upon contractual rate applied to the number of advertisements displayed during live streamlining in the month. For sales of goods and merchandise, transaction price is generally fixed and presented on the digital platforms.

Voice Actor (Workshop) business:

Revenue from the workshop business is primarily comprised of fees received for lessons and workshops conducted by the Company. Workshop business revenue is recognized over the duration of the lessons or workshops as the Company satisfies its performance obligation by conducting lessons or workshops.

The transaction price is generally fixed at contract inception for a specified number of lessons and duration.

Investment Distribution

Revenue from investment distribution is primarily comprised of distributions the Company receives from its investments to participate in the production of anime. Each month or quarter, the production management company calculates the distribution amount based on the earnings during the period and sends a notification letter to all participating companies. Investment distribution revenue is recognized when the amount of distribution is declared by the production company.

Transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled for transferring goods and services to the customer.

Payments from customers are sometimes made in advance before satisfaction of the performance obligations. When payments are not due in advance, they are due within 30 days of delivery of the goods or service. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. Additionally, the Company has elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less.

Disaggregation of Revenue

The table reflects revenue by major source for the following periods:

	Yen in Thousands
	For the six months ended March 31,
	2025	2024
Audio production and talent management business	¥39,683	¥54,650
Internet business	39,600	59,083
Workshop business	2,020	2,040
Distributions from investments	3,191	6,604
Total	¥84,494	¥122,377

Contract Balances

The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment regardless of whether revenue has been recognized. If revenue has not yet been recognized, then deferred revenue is recorded. Deferred revenue classified as current on the Consolidated Balance Sheets are expected to be recognized as revenue within one year.

Changes in deferred revenue were as follows:

	Yen in Thousands
	For the six months ended March 31,	For the year ended September 30,
	2025	2024
Balance, beginning of period	¥119,335	¥33,839
Revenue earned	(17,651)	(31,639)
Deferral of revenue	440	117,135
Balance, end of period	¥102,124	¥119,335

Changes in deferred revenue are primarily due to the timing of revenue recognition and cash collections.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price allocated to the remaining obligations that the Company has not performed under its customer contracts. The Company has elected to use the optional exemption in ASC 606-10-50-14, which exempts an entity from such disclosures if a performance obligation is part of a contract with an original expected duration of one year or less.

As of March 31, 2025 and September 30, 2024, deferred revenue primarily represented the Company’s remaining performance obligations related to prepaid consideration for voice production and workshop businesses.

Deferred Costs

The Company capitalizes certain costs to fulfill a contract related to its projects if they are identifiable, generate or enhance resources used to satisfy future performance obligations, and are expected to be recovered under ASC Topic 926-20 Entertainment — Films — Other Assets — Film Costs. Amortization of deferred contract fulfillment costs is included within cost of revenue in the Consolidated Statements of Operations.

Deferred contract costs are amortized to be consistent with the timing of transfer to the customer of the goods or services to which the costs relate, either at a point in time or over time in proportion to the amount of the related goods and services transferred to the customer. The Company periodically reviews these capitalized contract costs to determine whether changes in events or circumstances have occurred that could impact the period of benefit of these assets. There were no impairment losses recorded for the periods presented.

Changes in deferred contact costs were as follows:

	Yen in thousands
	For the six months ended March 31, 2025
	Beginning balance	Capitalization of costs	Amortization	Ending Balance
Total contract costs capitalized	¥176,264	¥8,530	¥(50,600)	¥134,194

	Yen in thousands
	For the six months ended September 30, 2024
	Beginning balance	Capitalization of costs	Amortization	Ending Balance
Total contract costs capitalized	¥27,628	¥170,764	¥(22,128)	¥176,264

Cost of Revenue

Cost of revenue is comprised of outsourcing expenses which was paid for the Company’s vendors. The Company’s vendors are generally voice actors’ productions or voice actors and outsourcing expenses paid were for the services provided by voice actors.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the differences between the financial statement and tax basis of assets, liabilities and net operating loss by using enacted tax rate in effect for the year in which the differences are expected to reverse. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations.

The Company files tax returns in the tax jurisdictions of Japan. Tax benefits for uncertain tax positions are based upon management’s evaluation of the information available at the reporting date. To be recognized in the consolidated financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

Net Loss per Share

Basic net loss per ordinary share is calculated by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per ordinary share is computed by dividing the net loss by the weighted-average number of ordinary shares and potentially dilutive securities outstanding for the period determined using the treasury stock method.

Recently Issued Accounting Pronouncements

As an emerging growth company, the Jumpstart Our Business Startups Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to delay adoption of certain new or revised accounting standards. As a result, the Company’s consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In November 2024, the FASB issued ASU No. 2024-03 Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires public business entities to disclose, for interim and annual reporting periods, additional information about certain income statement expense categories. The requirements are effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Entities are permitted to apply either the prospective or retrospective transition methods. The Company is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard requires entities to disclose specific categories in the rate reconciliation and to provide additional information for reconciling items that meet a quantitative threshold. It also requires entities to disclose certain information about income taxes paid and other disclosures related to income and income tax expense from continuing operations. The standard is effective for fiscal years beginning after December 15, 2024 for public business entities and for fiscal years beginning after December 15, 2025 for all other entities. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to update reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this guidance did not have any impact on the Company’s segment reporting.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” (“ASU 2023-06”). This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification (“ASC”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of ASC Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the ASC with the SEC’s regulations. The ASU has an unusual effective date and transition requirements since it is contingent on future SEC rule setting. If the SEC fails to enact required changes by June 30, 2027, this ASU is not effective for any entities. Early adoption is not permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statement

3. Property and Equipment, Net

As of March 31, 2025 and September 30, 2024, property and equipment, net consisted of the following:

	Yen in thousands
	As of March 31,	As of September 30,
	2025	2024
Computers	¥366	¥366
Furniture and fixtures	319	319
Total property and equipment	685	685
Less: Accumulated depreciation	(422)	(324)
Total property and equipment, net	¥263	¥361

The Company recognized depreciation expenses on property and equipment of ¥99 thousand for the six months ended March 31, 2025 and 2024, respectively.

4. Intangible Assets, Net

As of March 31, 2025 and September 30, 2024, intangible assets consisted of the following:

	Yen in thousands
	As of March 31,	As of September 30,
	2025	2024
Participation Right	¥123,986	¥123,986
Total intangible assets	123,986	123,986
Less: Accumulated Amortization	(27,490)	(18,708)
Total intangible assets	¥96,496	¥105,278

The Company recognized amortization expenses on intangible assets of ¥8,782 thousand and ¥4,937 thousand for the six months ended March 31, 2025 and 2024, respectively.

5. Leases

The Company has the following operating leases for office space and equipment. Lease costs are generally fixed, with certain contracts containing variable payments for non-lease costs based on usage and escalations in the lessors’ annual costs.

Lease Period
Office (Akasaka)	October 1, 2022 to March 31, 2026
Residence (Harumi)	September 18, 2024 to September 17, 2026

As of March 31, 2025 and September 30, 2024, the following amounts were recorded on the Consolidated Balance Sheets relating to the Company’s operating leases.

	Yen in thousands
	As of March 31,	As of September 30,
	2025	2024
Right-of-Use Assets
Operating lease assets	¥7,685	¥10,465
Lease Liabilities
Operating lease liabilities - Current	¥(5,453)	¥(5,414)
Operating lease liabilities - Non-Current	¥(1,638)	¥(4,375)

Supplemental balance sheet information related to leases consisted of the following:

	As of March 31,	As of September 30,
	2025	2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.3	1.8
Weighted average discount rate	1.45%	1.45%

Future minimum lease payments under non-cancelable leases as of March 31, 2025 were as follows (in thousand yen):

2025	¥5,520
2026	1,644
Total lease payments	7,164
Less amounts representing interest	(72)
Present value of lease payments	7,092
Non-current lease liabilities	¥1,638

6. Fair Value of Financial Instruments

The Company reports financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis in accordance with ASC Topic 820 Fair Value Measurement (“ASC 820”). ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

ASC 820 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. U.S. GAAP established a hierarchy framework to classify the fair value based on the observability of significant inputs to the measurement.

The levels of the fair value hierarchy are as follows:

Level 1:	Determined using an unadjusted quoted price in an active market for identical assets or liabilities.

Level 2:	Estimated using inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3:	Estimated using unobservable inputs that are significant to the fair value of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, other receivable, prepaid expense, income tax receivable, deferred costs, deferred offering costs, other current assets, accounts payable, other payable, deferred revenue, and short-term loan approximate their fair value due to their short-term nature.

There were no assets or liabilities measured at fair value on “recurring” basis as of March 31, 2025 and September 30, 2024. Since there is no material difference between the market interest rate and the contract rate, the carrying value of the Company’s debt approximates its fair value as of March 31, 2025 and 2024.

7. Commitments and Contingencies

Guarantees and Commitments

There were no commitments under certain purchase or guarantee arrangements as of March 31, 2025 and September 30, 2024.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. There were no such material matters as of March 31, 2025 and September 30, 2024.

Indemnification

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with third parties. To date, the Company has not paid any material claims or been required to defend any material actions related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

8. Debt

The Company’s borrowings, including short-term and long-term portions, consisted of the following:

			Yen in thousands
	Interest		As of March 31,	As of September 30,
	Rate	Maturity	2025	2024
Term loan with Japan Finance Corporation	0.95 to 1.45%	10-Jun-29	¥26,520	¥29,640
Total long-term debt			26,520	29,640
Current portion of long-term debt, net of debt issuance costs			(6,240)	(6,240)
Long-term debt, excluding current portion, net of debt issuance costs			¥20,280	¥23,400

The term loan agreement does not contain any financial covenants.

Contractual maturities of long-term debt as of March 31, 2025 are as follows (in thousand yen):

2025	¥6,240
2026	6,240
2027	6,240
2028	6,240
2029	1,560
Total	¥26,520

9. Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share:

	Yen in thousands
	For the six months ended March 31,
	2025	2024
Basic and Diluted Net Loss Per Common Share:
Net loss attributable	¥(201,134)	¥(18,416)
Weighted average common shares outstanding	14,226,502	11,185,000
Basic and diluted net loss per common share	¥(14.14)	¥(1.65)

10. Shareholders’ Equity

Ordinary Shares

On December 22, 2022, BloomZ Japan’s board of directors approved an issuance of 670 new ordinary shares for an aggregate consideration of ¥33,500 thousand. On April 24, 2023, the Company issued an aggregate of 7,845,000 Ordinary Shares and entered into a share exchange agreement with BloomZ Japan and its shareholders and acquired 1,570 of BloomZ Japan’s ordinary shares from its shareholders in exchange for 7,845,000 Ordinary Shares of the Company. After the share exchange, the total number of issued and outstanding Ordinary Shares of the Company increased from 4,500,000 to 7,850,000.

On May 5, 2023, BloomZ Japan’s board of directors approved an issuance of 667 new ordinary shares for an aggregate consideration of ¥200,100 thousand. On August 25, 2023, the Company issued an aggregate of 3,335,000 Ordinary Shares and entered into a share exchange agreement with BloomZ Japan and its shareholders and acquired 667 of BloomZ Japan’s ordinary shares from BloomZ Japan’s shareholders in exchange for 3,335,000 Ordinary Shares of the Company. After the share exchange, the total number of issued and outstanding Ordinary Shares of the Company increased from 7,850,000 to 11,185,000.

In July 2024, the Company completed its IPO of 1,250,000 Ordinary Shares at a public offering price of $4.30 USD per share. The net proceeds to the Company from the IPO, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, were ¥475,431 thousand.

On August 26, 2024, the Company issued 994,800 Ordinary Shares in consideration of the services provided in connection with the Company’s initial public offering in July 2024. After the share issuance, the total number of issued and outstanding Ordinary Shares of the Company increased to 13,429,800.

On November 7, 2024, the Company issued 926,136 Ordinary Shares as consideration related to the Ordinary Share Purchase Agreement with White Lion Capital, LLC. After the share issuance, the total number of issued and outstanding Ordinary Shares of the Company increased to 14,355,936.

Between November 2024 and March 2025, the Company issued an aggregate of 295,000 Ordinary Shares under the Ordinary Share Purchase Agreement with White Lion Capital, LLC, for total proceeds of ¥13,301 thousand. After the share issuance, the total number of issued and outstanding Ordinary Shares of the Company increased to 14,650,936.

As of March 31, 2025, the Company had authorized 2,500,000,000 Ordinary Shares. Each holder of Ordinary Shares shall be entitled to one vote for each Ordinary Share held as of the record date and shall be entitled to receive dividends, when, as and if declared by the shareholders’ meeting or the board of directors. The total number of Ordinary Shares issued and outstanding as of March 31, 2025 was 14,650,936.

11. Related Party Transactions

The related parties that had material balances and transactions as of March 31, 2025 and September 30, 2024 and for the six months ended March 31, 2025 and 2024 consist of the following:

Name of Related Party	Nature of Relationship
CyberStep, Inc.	The principal shareholder of the Company
Neko-neko Company	An affiliate of the Company
Kazusa Aranami	The director of the Company

The Company had the following related party transactions as of March 31, 2025 and September 30, 2024 and for the six months ended March 31, 2025 and 2024:

		Yen in thousands
		As of March 31,	As of September 30,
		2025	2024
Amount due from related parties
Neko-neko Company	Internet service to related party	¥—	¥555
Short-term loan receivable
CyberStep, Inc.	Short-term loan and intrest income to related party	121,971	200,362
Amount due to related parties
CyberStep, Inc.	Outsourcing services provided by related party	9,093	973
Kazusa Aranami	Outsourcing services provided by related party	1,034	1,068

		Yen in thousands
		For the six months ended March 31,
		2025	2024
Revenue
CyberStep, Inc.	Sound production and talent management income	¥2,413	¥3,047
Outsourcing Expenses
CyberStep, Inc.	Outsourcing services provided by related party	—	14,349
Kazusa Aranami	Outsourcing services provided by related party	3,609	1,054
Selling, General and Administrative Expenses
CyberStep, Inc.	Secondment fee and commission fee to related party	2,706	59
Interest Income
CyberStep, Inc.	Interest income from related party	1,609	—
Other income
CyberStep, Inc.	Gain on disposal of business operations from related party	135	—
Neko-neko Company	Gain on disposal of business operations from related party	1,500	—
Kazusa Aranami	Receipt of executive’s share of company housing rent from related party	1,080
Interest expenses			—
CyberStep, Inc.	Interest expenses to related party	—	1

On August 29, 2024, the Company entered into a loan receivable agreement with CyberStep, Inc., one of the Company’s principal shareholders, for ¥200,000 thousand to provide working capital for the upcoming joint projects. The loan is unsecured, has an interest rate of 2% per annum, and matures on August 29, 2025.

12. Subsequent Events

The Company has evaluated subsequent events after the consolidated balance sheet date through September 30, 2025, the date the consolidated financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the consolidated balance sheet date that require both recognition and disclosure in the consolidated financial statements, except those disclosed below.

White Lion ELOC Financing

In April and May 2025, the Company issued an aggregate of 24,015,000 ordinary shares to White Lion Capital, LLC pursuant to the Ordinary Share Purchase Agreement dated October 1, 2024, raising total proceeds of approximately ¥472,073 thousand. Following these issuances, the Company’s total number of issued and outstanding ordinary shares increased to 38,665,936.

Incorporation of Bloomz Limited

On May 7, 2025, the Company incorporated a wholly owned subsidiary in Hong Kong, Bloomz Limited, as the Company’s future operational center.

Incorporation of Hainan Bloomz Technology Co., Ltd.

On May 12, 2025, the Board of Directors approved the designation of Hainan Bloomz Technology Co., Ltd., a wholly owned subsidiary incorporated in the PRC on May 7, 2025, as a special purpose vehicle to conduct designated business functions in China.

Changes in Directors

On May 27, 2025, the Board appointed Takahiro Takazawa and Chung Park as independent directors, effective the same day; on June 15, 2025, it appointed Mitsuhiro Nakagawa as an independent director, effective the same day; and on July 3, 2025, at an extraordinary general meeting, shareholders removed Toshiyuki Sugiyama and Akira Sugimoto as directors.

PIPE Financing

On May 21, 2025, the Company completed a private investment in public equity (“PIPE”) financing pursuant to the Securities Purchase Agreement dated April 22, 2025. At closing, the Company issued an aggregate of 99,850,000 ordinary shares at a purchase price of US$0.14 per share, raising total gross proceeds of approximately US$14 million. Following this issuance, the total number of issued and outstanding ordinary shares of the Company increased to 138,515,936 shares.

Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders held on July 3, 2025, the following resolutions were approved:

●	Change of the Company’s name from BloomZ Inc. to Harrison Global Holdings Inc.

●	Reclassification of ordinary shares into Class A Ordinary Shares (the existing ordinary shares) and Class B Ordinary Shares, with each Class B share carrying thirty (30) votes per share.

●	Authorization of the issuance of 50,000,000 Class B Ordinary Shares to the Company’s Co-CEO, Mr. Ryoshin Nakade, allotted without consideration.

Proposed Acquisition of Myth Korea Inc.

On August 7, 2025, the Company resolved to acquire a majority interest in Myth Korea Inc. and make it a subsidiary, in support of the planned opening of the Pokémon Card Center Busan by October 2025.

Issuance of Class B Ordinary Shares

On August 27, 2025, pursuant to the above resolution, 50,000,000 Class B Ordinary Shares were issued to Mr. Ryoshin Nakade.

Acquisition of ECRUX Venture Partners LLC

On August 29, 2025, the Company entered into a Share Subscription Agreement to acquire a majority interest in ECRUX Venture Partners LLC, a limited liability company organized under the laws of the Republic of Korea. On September 19, 2025, the Company subscribed for and paid ¥21,432 thousand in newly issued shares of ECRUX, thereby acquiring a 28.6% equity interest.

PIPE Financing Addendum

On September 15, 2025, the Company entered into a PIPE Financing Addendum with the investors under the Securities Purchase Agreement dated April 22, 2025. Pursuant to the Addendum, the investors agreed to provide an additional investment of US$50 million for the purchase of 357,142,857 shares of the Company’s Class A common stock at US$0.14 per share.